Exhibit 99.1
AirMedia Renews its Concession Rights Contract of Terminal 3 of Beijing Airport
Extending Contract Length and Shortening Time of Advance Payment
Beijing, China — November 9, 2010 — AirMedia Group Inc. (“AirMedia”) (Nasdaq: AMCN), a leading operator of out-of-home advertising platforms in China targeting mid-to-high-end consumers, today announced that it recently renewed its concession rights contract with Beijing Capital Airport Advertising Co., Ltd. to operate digital frames and digital TV screens at Terminal 3 of Beijing Capital International Airport for five years from January 1, 2011 to December 31, 2015.
AirMedia extended the contract length in the renewed contract to five years, compared with three years in the previous contract. In addition, AirMedia revised the payment terms to pay semi-annual concession fees half year in advance, compared with paying whole year concession fees one year in advance in the previous contract. In the renewed contract, AirMedia also obtained a right from the airport authority to adjust the locations of its stand-alone digital frames at Terminal 3 to further increase its media value.
“Our contract of digital frames and digital TV screens at Terminal 3 of the Beijing airport is one of our key concession rights contracts. We are glad to see that the Beijing airport authority has realized that a stable, long-term, mutually beneficial partnership with media operators is crucial for protecting its own interests,” remarked Herman Guo, chairman and chief executive officer of AirMedia. “The success of the contract renewal under mutually beneficial terms has once again demonstrated and further secured our leading position in mid-to-high-end advertising market in China.”
About AirMedia Group Inc.
AirMedia Group Inc. (Nasdaq: AMCN) is a leading operator of out-of-home advertising platforms in China targeting mid-to-high-end consumers. AirMedia operates the largest digital media network in China dedicated to air travel advertising. AirMedia operates digital frames in 34 major airports, including the 15 largest airports in China. AirMedia also operates digital TV screens in 38 major airports, including 26 out of the 30 largest airports in China. In addition, AirMedia sells advertisements on the routes operated by nine airlines, including the four largest airlines in China. In selected major airports, AirMedia also operates traditional media platforms, such as billboards and light boxes, and other digital media, such as mega LED screens.
In addition, AirMedia has obtained exclusive contractual concession rights until the end of 2014 to develop and operate outdoor advertising platforms at Sinopec’s service stations located throughout China.
For more information about AirMedia, please visit http://www.airmedia.net.cn.

Safe Harbor Statement
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “confident” and similar statements. Among other things, the quotations from management in this announcement, as well as AirMedia’s strategic and operational plans, contain forward-looking statements. AirMedia may also make written or oral forward-looking statements in its reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about AirMedia’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to: if advertisers or the viewing public do not accept, or lose interest in, our air travel advertising network, we may be unable to generate sufficient cash flow from our operating activities and our prospects and results of operations could be negatively affected; we derive most of our revenues from the provision of air travel advertising services, and any slowdown in the air travel advertising industry in China may materially and adversely affect our revenues and results of operation; our strategy of expanding our advertising network by building new air travel media platforms and expanding into traditional media in airports may not succeed, and our failure to do so could materially reduce the attractiveness of our network and harm our business, reputation and results of operations; if we do not succeed in our expansion into gas station and other outdoor media advertising, our future results of operations and growth prospects may be materially and adversely affected; if our customers reduce their advertising spending or are unable to pay us in full, in part or at all for a period of time due to an economic downturn in China and/or elsewhere or for any other reason, our revenues and results of operations may be materially and adversely affected; we face risks related to health epidemics, which could materially and adversely affect air travel and result in reduced demand for our advertising services or disrupt our operations; if we are unable to retain existing concession rights contracts or obtain new concession rights contracts on commercially advantageous terms that allow us to operate our advertising platforms, we may be unable to maintain or expand our network coverage and our business and prospects may be harmed; a significant portion of our revenues has been derived from the five largest airports and three largest airlines in China, and if any of these airports or airlines experiences a material business disruption, our ability to generate revenues and our results of operations would be materially and adversely affected; our limited operating history makes it difficult to evaluate our future prospects and results of operations; and other risks outlined in AirMedia’s filings with the U.S. Securities and Exchange Commission. AirMedia does not undertake any obligation to update any forward-looking statement, except as required under applicable law.
Investor Contact:
Raymond Huang
Investor Relations Director
AirMedia Group Inc.
Tel: +86-10-8460-8678
Email: ir@airmedia.net.cn
Caroline Straathof
IR Inside
Tel: +31-6-54624301
Email: info@irinside.com

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